Algonquin Power & Utilities Corp. Announces Its Support for Energy Capital Partners’ Proposed Acquisition of Atlantica
AQN Makes Progress Towards Strategic Transformation to Pure-Play Regulated Utility
OAKVILLE, Ontario - May 28, 2024 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced it has entered into a support agreement (the “Support Agreement”) with a private limited company (“Bidco”), which is controlled by Energy Capital Partners, and Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica”). AQN and its subsidiary Liberty (AY Holdings) B.V., which holds approximately 42.2% of the shares of Atlantica, have agreed, subject to the terms of the Support Agreement, to cause such shares to be voted in favour of a transaction agreement (the “Transaction Agreement”) separately announced today by Atlantica and Bidco.
Bidco has agreed, subject to the terms of the Transaction Agreement, to acquire 100% of the shares of Atlantica for $22.00 per share in cash (the “Transaction”). The purchase price represents an 18.9% premium to Atlantica’s closing share price on April 22, 2024, the last trading day prior to the emergence of market rumours regarding a potential acquisition of Atlantica. Further, the purchase price represents a 21.8% premium to the 30-day volume weighted average trading price as of April 22, 2024. The Transaction values Atlantica at an equity value of approximately $2,555 million, valuing AQN’s 42.2% stake at approximately $1,077 million. AQN expects the proceeds will be used to help reduce debt and recapitalize its balance sheet as part of its ongoing strategic transition to a pure play regulated utility. All dollar references are to U.S. dollars.
Chris Huskilson, CEO of AQN, said, “One of my first priorities on being appointed Interim CEO was optimizing the value of our investment in Atlantica. Supporting this agreement helps realize that goal. We are pleased that Atlantica’s strategic review has resulted in a constructive conclusion. The exit of our financial investment in Atlantica is another step forward in our strategic transition as we simplify our structure and focus on becoming a pure-play regulated utility.”
Shareholder and Regulatory Approvals / Transaction Details
The Transaction is expected to be completed pursuant to a scheme of arrangement (the “Scheme”) under the U.K. Companies Act 2006. The Transaction is subject to, among other conditions, approval by Atlantica’s shareholders of the Scheme, sanction of the Transaction by the High Court of Justice of England and Wales, and regulatory approvals in different jurisdictions, including clearance under the Hart-Scott-Rodino Act, by the Committee on Foreign Investment in the United States and by the Federal Energy Regulatory Commission in the United States.
Atlantica expects the Transaction to close in the fourth quarter of 2024 or early first quarter of 2025.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Financial and Legal Advisors
J.P. Morgan Securities LLC was the exclusive financial advisor to AQN and Weil, Gotshal & Manges LLP acted as legal advisor to AQN.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “should” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the Transaction and related expectations regarding the satisfaction of closing conditions and regulatory approvals; the expected timing for closing of the Transaction; the Company’s expected use of proceeds from the Transaction; and the impact and expected benefits of the Transaction to the Company. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions regarding the ability to complete the Transaction on the contemplated terms and assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that the Transaction will be completed. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management

Discussion and Analysis for the year ended December 31, 2023, and Interim Management Discussion and Analysis for the three months ended March 31, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.